Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sally Beauty Holdings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-4 (Registration No. 333-144427) of Sally Holdings LLC of our reports dated November 15, 2011, with respect to the consolidated balance sheets of Sally Holdings LLC and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of earnings, cash flows and member’s equity (deficit) for each of the years in the three-year period ended September 30, 2011, and the effectiveness of internal control over financial reporting as of September 30, 2011, which reports appear in the September 30, 2011 Annual Report on Form 10-K of Sally Holdings LLC.

/s/ KPMG LLP

KPMG LLP

Dallas, Texas

November 15, 2011